                              --FORM 3 TEMPLATE--
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                                                /------------------------------/
                                                /        OMB APPROVAL          /
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                                          \     / OMB Number:        3235-0104 /
EDIT OR DELETE AS NECESSARY----------------     / Expires:  September 30, 1998 /
                                          /     / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/


+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

       Ebrahimi                     Farhad                          Fred
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

         8821                 Experimental Farm Road
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                                   (Street)

        Cheyenne                      Wy                           82009-8814
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               8/25/98
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  The Lamson & Sessions Co. (LMS)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [_] Director    [_] Officer             [X] 10% Owner    [_] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)
     X
    ____ Form Filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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Common Stock         1,346,300 shares         D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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
Explanation of Responses:

Farhad Fred Ebrahimi is the reporting person for the Ebrahimi Family, which consists of Farhad Fred Ebrahimi, Mary Wilkie Ebrahimi, Farhad Alexander Ebrahimi, and Farah Alexandra Ebrahimi. As of the date of the event requiring this Statement, 1,312,300 shares of the Issuer's Common Stock were held jointly by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi, husband and wife; 24,000 shares of the Issuer's stock were held jointly by Farhad Fred Ebrahimi and Farhad Alexander Ebrahimi; and 10,000 shares of the Issuer's common stock were held jointly by Farhad Fred Ebrahimi and Farah Alexandra Ebrahimi. Accordingly, Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have a pecuniary interest in 1,346,300 shares of the Issuer's common stock, Farhad Alexander Ebrahimi has a pecuniary interest in 24,000 shares, and Farah Alexandra Ebrahimi has a pecuniary interest in 10,000 shares.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                              /s/ Farhad Fred Ebrahimi             12/15/98
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

                               POWER OF ATTORNEY

   I, M.P. Wilkie Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

        To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

        To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

        This Power of Attorney is effective until revoked.

        Executed this 16th day of November, 1998.


                                /s/ M.P. Wilkie Ebrahimi
                                ------------------------
                                M.P. Wilkie Ebrahimi

                               POWER OF ATTORNEY

   I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

        To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

        To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

        This Power of Attorney is effective until revoked.

        Executed this 16th day of November, 1998.


                                /s/ Farah A. Ebrahimi
                                ------------------------
                                Farah A. Ebrahimi

                               POWER OF ATTORNEY

   I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, acting as a custodian for Farhad A. Ebrahimi, minor person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

        To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

        To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

        This Power of Attorney is effective until revoked.

        Executed this 16th day of November, 1998.


                                /s/ Farah A. Ebrahimi
                                -----------------------------------
                                Farah A. Ebrahimi, as Custodian for
                                Farhad A. Ebrahimi